UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

AerSale Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00810F106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00810F106	Page 2 of 12 Pages

(1)	Name of Reporting Persons: Green Equity Investors CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 3 of 12 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 4 of 12 Pages

(1)	Name of Reporting Persons: LGP Associates CF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 5 of 12 Pages

(1)	Name of Reporting Persons: GEI Capital CF, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 6 of 12 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106	Page 7 of 12 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D

CUSIP No. 00810F106	Page 8 of 12 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 23,585,990 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 23,585,990 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,585,990 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

45.6 % beneficial ownership of the Issuer’s common stock (based on 51,726,798 shares of Common Stock outstanding as of August 3, 2022 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106	Page 9 of 12 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of AerSale Corporation, a Delaware corporation (the “Issuer”) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 2, 2021, Amendment No. 2 to Schedule 13D, filed with the SEC on April 20, 2021 and Amendment No. 3 to Schedule 13D filed with the SEC on October 26, 2021 (collectively, the “Schedule 13D”). This Amendment No. 4 is being filed to amend and supplement the Schedule 13D to reflect the sale by Green Equity Investors CF, L.P. (“GEI CF”), Green Equity Investors Side CF, L.P. (“GEI Side CF”), and LGP Associates CF LLC (“Associates CF”) of 4,398,750 shares of Common Stock. Capitalized terms used by not defined herein have the meaning given to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D is updated to include the following additional disclosure.

(a)

As of the date of this statement, (i) GEI CF is the record owner of 17,379,606 shares of Common Stock, (ii) GEI Side CF is the record owner of 6,202,951 shares of Common Stock, and (iii) Associates CF is the record owner of 3,433 shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D is updated to include the following disclosure.

As of the date of this statement, GEI CF held 17,379,606 shares of Common Stock, GEI Side CF held 6,202,951 shares of Common Stock, and Associates CF held 3,433 shares of Common Stock, representing an aggregate of 23,585,990 shares of Common Stock.

ITEM 4.	PURPOSE OF THE TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D is updated to include the following disclosure.

On August 16, 2022, GEI CF, GEI Side CF and Associates CF and certain other selling stockholders entered into that certain Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Cowen and Company, LLC, RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (the “Underwriters”), pursuant to which GEI CF, GEI Side CF, Associates CF and certain other selling stockholders agreed to sell an aggregate of 4,250,000 shares of Common Stock, at a price of $16.215 per share (the “Offering”). In addition, pursuant to the Underwriting Agreement, GEI CF, GEI Side CF, Associates CF and certain other selling stockholders granted the underwriters an option that expires 30 days from the date of the Underwriting Agreement to purchase up to an additional 637,500 shares of Common Stock at the Offering price, which the underwriters exercised in full. The Offering, including the sale of the additional 637,500 shares of Common Stock, closed on August 19, 2022. GEI CF, GEI Side CF, and Associates CF sold an aggregate of 4,398,750 shares of Common Stock in the Offering. The shares of Common Stock were offered and sold pursuant to the Issuer’s registration statement on Form S-3 (Registration No. 333-262009). The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 4 by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI CF	23,585,990	45.6%
GEI Side CF	23,585,990	45.6%
Associates CF	23,585,990	45.6%
Other Reporting Persons	23,585,990	45.6%

Schedule 13D

CUSIP No. 00810F106	Page 10 of 12 Pages

(c)

The following table sets forth all transactions with respect to shares of Common Stock effectuated in the last 60 days by any of the Reporting Persons. These shares were sold in an underwritten public offering, and the shares held by the Reporting Persons cannot be sold without underwriter consent until 90 days after the date of the prospectus relating to the transactions disclosed below.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI CF	08/19/2022	3,241,269	$16.215
GEI Side CF	08/19/2022	1,156,840	$16.215
Associates CF	08/19/2022	641	$16.215

(d)	None.

(e)	Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is updated to include the following exhibits.

7.6

Underwriting Agreement, dated as of August 16, 2022, by and among the Issuer, the Underwriters and the Selling Stockholders named therein (filed as Exhibit 1.1 to the Current Report on Form 8-K of the Issuer on August 18, 2022 and incorporated herein by reference).

Schedule 13D

CUSIP No. 00810F106	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of August 23, 2022

Green Equity Investors CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates CF LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital CF, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 00810F106	Page 12 of 12 Pages

LGP Management, Inc.

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary